Exhibit 99.2

SENSTAR TECHNOLOGIES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Tomer Hay, attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 1.00 per share, of Senstar Technologies Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on Wednesday, July 12, 2023 at 10:00 a.m. (Israel time) at the registered office of the Company, 10th F. Gibor Sport Tower 7 Menachem Begin Road, Ramat Gan 5268102, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Special General Meeting (receipt of which is hereby acknowledged).

         THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER SIGNING ON THE REVERSE.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

SENSTAR TECHNOLOGIES LTD.

July 12, 2023

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTOR IN PROPOSAL 1
AND “FOR” EACH OF THE PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEM 2, WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSAL SET FORTH IN ITEM 2. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 2, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.	1.	To ratify and approve Mr. Amit Ben-Zvi’s appointment as a director for a term expiring at our 2023 Annual General Meeting of Shareholders.	☐	☐	☐
2.
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters.

			☐	☐	☐
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 2 as such terms are explained in the proxy statement?	YES ☐	NO ☐
	3.	To approve the Company's amended and restated Articles of Association.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on June 14, 2023, the record date fixed by the Board of Directors for such purpose.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.